Report to Shareholders for the Third Quarter, 2005
www.cibc.com
Report of the President and Chief Executive Officer
August 24, 2005
Third Quarter Highlights
CIBC announced a net loss of $1,907 million for the third quarter ended July 31, 2005 compared with net income of $596 million a year ago. Diluted loss per share was $5.77, compared with $1.60 diluted earnings per share a year ago. Our Tier 1 capital ratio was 7.5%.
     The third quarter diluted loss per share of $5.77 included a $2.83 billion ($2.53 billion after-tax, or $7.45 per share) Enron-related litigation provision, announced on August 2, 2005.
     The third quarter results also included a $33 million ($19 million after-tax) provision and a $39 million reduction in income tax expense in respect of amounts accrued in prior quarters (net $0.06 per share recovery). These are a result of the settlements reached during the quarter with U.S. regulators relating to financing and brokerage services CIBC provided to hedge funds engaged in mutual fund market timing.
     CIBC’s net loss and diluted loss per share for the third quarter of 2005 compared with net income of $440 million and $1.20 diluted earnings per share, respectively, for the prior quarter, which included a non tax-effected provision of $75 million ($0.21 per share) related to the hedge funds matter noted above.
     Settlements on two Enron-related litigation matters were negotiated in late July and finalized on August 2, 2005. These settlements will have a significant impact on our financial performance for 2005. We remain committed to generating sustainable growth for our shareholders over the long-term and are focusing our energies on moving CIBC forward.
     Our goal continues to be delivering on our key priorities of enhancing our client relationships, improving productivity and prudently managing our risk profile.
     CIBC has a large and well-established client base. Further strengthening client relationships will remain key to our long-term growth.
     On June 2, 2005, CIBC Retail Markets announced a new organizational structure for retail distribution designed to enhance our distribution capabilities and bring added focus to our retail clients.
     In CIBC Wealth Management, our strategy is built on leadership in relationship-based advice as we continue to invest in the accreditation and training of our advisor team. CIBC Wood Gundy, our full service brokerage, continues to experience strong growth in managed assets.
     CIBC World Markets continues to leverage our strong distribution and resources in support of clients. CIBC World Markets sustained its position as the leading Canadian equity underwriter through the first three quarters of 2005.
     On June 29, 2005, John Hunkin, former CIBC Chief Executive Officer, announced his retirement effective August 1, 2005.
Improving productivity
We remain committed to being competitive in our productivity. Our objective is to have an efficiency ratio that is at the median among our Canadian bank peers.
     We will continue to make targeted investments to support our businesses, while eliminating duplication and streamlining processes. We also will restrain expense growth through targeted operating expense reductions, with project spending returning to historical levels.
Managing risk
We are committed to maintaining a prudent risk profile over the long-term. Since 2002, we have made significant progress in repositioning our risk exposures. By significantly reducing our litigation risk, we have taken another important step in this process.
     During the third quarter, we also achieved our objective of reducing the carrying value of our merchant banking portfolio to $1.5 billion, well ahead of our target date of 2007.
     We are currently focused on reducing the loss levels in our consumer credit portfolio and continue to invest in managing reputation and legal risk through integrated governance and control initiatives across the organization.
Financial highlights
CIBC Retail Markets and Wealth Management reported good results this quarter. Continued low and stable interest rates encouraged lending and deposit growth, while market appreciation helped drive higher asset values.
     The Enron-related litigation provision had a significant impact on CIBC World Markets results this quarter. Merchant banking activity was up significantly. In addition, capital markets and commercial banking had stronger results. Investment banking and credit products reported lower revenue, primarily driven by lower equity underwriting.
Other highlights
CIBC Retail Markets
•	Increased hours of business: We continued to expand hours of business by extending branch hours for clients in Montreal, Quebec City and Gatineau.

•	Meeting client needs: The CIBC Home Power Plan was developed to bring together two CIBC credit

CIBC Third Quarter 2005

products to meet the borrowing needs of Canadian homeowners today and in the future.

•	Strong performance in mortgages: CIBC Retail Markets continued to demonstrate growth in its new residential volumes, recording an increase of 12% year-to-date from the same period a year earlier.
CIBC Wealth Management
•	Continued growth in assets under administration: CIBC Wood Gundy reached a new milestone for assets under administration, by surpassing the $111 billion mark in the quarter, representing a 14% increase from the same period a year earlier.

•	Growing our EAFE assets under administration: During the quarter, TAL Global strengthened our Europe, Australia & Far East (EAFE) portfolio with the acquisition of five new mandates.

•	Supporting our communities: In its second year supporting the Canadian Breast Cancer Foundation, the CIBC Wood Gundy Climb for the Cure raised more than $295,000 for breast cancer research.
CIBC World Markets
•	Continued success in investment and corporate banking: CIBC World Markets acted as exclusive financial advisor to Noranda Inc. on a US$1.25 billion issuer bid and a $3.0 billion share offer for the Falconbridge Limited minority interest to create one of North America’s largest base metals companies.

•	Strong U.S. real estate finance: CIBC World Markets completed a commercial mortgage-backed securities offering, contributing US$905 million of the collateral to a total pool of US$2.2 billion as joint lead arranger with JPMorgan Chase & Co.

•	Leadership in debt capital markets: CIBC World Markets was co-lead manager of Wells Fargo Financial Canada Corporation’s $1 billion medium-term note issue during the quarter. The transaction represents one of the largest debt transactions in Canada so far this year.
Accountability to stakeholders
As part of CIBC’s commitment to build a diverse workforce that is representative of our client base, CIBC marked its 13th annual Diversity Month in June.
     To support the development of governance best practices and to help foster an industry-wide model of corporate controls and accountability, CIBC donated $700,000 to Simon Fraser University to establish the CIBC Centre for Corporate Governance and Risk Management at the new Segal Graduate School of Business.
Outlook
The moderate economic growth experienced in the first half of the year is expected to continue in North America. In Canada, higher energy prices and the strong Canadian dollar continue to challenge the manufacturing industry. The Bank of Canada has signaled its intention to begin raising interest rates, most likely in September. U.S. short-term rates are expected to move at a measured pace, given contained core inflation.
     We continue to be optimistic on lending and deposit volume growth. With the strengthening in the domestic economy, we expect an increase in Canadian new equity issue activity. Wholesale credit quality remains stable and we continue to focus our efforts on reducing retail credit risk.
     The large litigation provision recorded this quarter reduced our Tier 1 capital ratio to 7.5%. We believe we can increase our Tier 1 capital ratio back to our objective of 8.5% by early 2006.
     Our most fundamental priority will be to stay focused on our client relationships. Focusing on clients, improving our cost competitiveness and maintaining a prudent risk profile will position us well to deliver strong, sustainable financial results.
Gerald T. McCaughey
President & Chief Executive Officer
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2005 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; legal and regulatory proceedings and related matters; the effect of applying future accounting changes; change in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuation; currency value fluctuation; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report.

2	CIBC Third Quarter 2005

Third Quarter Financial Highlights

	As at or for the three months ended			As at or for the nine months ended
	2005	2005	2004	2005	2004
Unaudited	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Common share information
Per share - basic earnings (loss)	$(5.77)	$1.21	$1.62	$(2.50)	$4.51
- diluted earnings (loss)	(5.77)	1.20	1.60	(2.50)	4.46
- dividends	0.68	0.65	0.60	1.98	1.60
- book value	23.51	30.95	30.40	23.51	30.40
Share price - high	80.80	74.75	69.68	80.80	71.46
- low	72.15	68.36	62.20	67.95	59.35
- closing	80.01	74.75	66.28	80.01	66.28
Shares outstanding (thousands)
- average basic	336,486	340,461	354,003	341,079	357,954
- average diluted	340,125	344,289	357,741	344,878	362,000
- end of period	333,724	338,730	350,929	333,724	350,929
Market capitalization ($ millions)	$26,701	$25,320	$23,260	$26,701	$23,260

Value measures
Price to earnings multiple (12 month trailing)	n/m	12.7	11.4	n/m	11.4
Dividend yield (based on closing share price)	3.4%	3.6%	3.6%	3.3%	3.2%
Dividend payout ratio	>100%	53.6%	37.0%	>100%	35.4%
Market value to book value ratio	3.40	2.41	2.18	3.40	2.18

Financial results ($ millions)
Total revenue(1)	$3,151	$2,820	$2,906	$9,050	$8,874
Provision for credit losses	199	159	91	536	453
Non-interest expenses	4,850	2,032	1,968	8,783	5,985
Net (loss) income(1)	(1,907)	440	596	(760)	1,689

Financial measures
Efficiency ratio(1)	153.9%	72.1%	67.7%	97.0%	67.4%
Efficiency ratio (TEB) (1)(2)	151.4%	70.9%	66.9%	95.6%	66.6%
Return on common equity	(75.1)%	16.2%	21.3%	(11.0)%	20.2%
Net interest margin(1)(3)	1.66%	1.74%	1.88%	1.74%	1.88%
Net interest margin on average interest-earning assets(1)(3)	1.95%	2.05%	2.22%	2.05%	2.24%
Return on average assets(1)	(2.59)%	0.63%	0.85%	(0.35)%	0.80%
Return on average interest-earning assets(1)(3)	(3.05)%	0.74%	1.00%	(0.41)%	0.95%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities(3)	$86,738	$86,198	$81,185	$86,738	$81,185
Loans and acceptances	147,357	144,724	142,575	147,357	142,575
Total assets	292,854	287,710	277,879	292,854	277,879
Deposits	197,143	196,484	193,020	197,143	193,020
Common shareholders’ equity	7,845	10,485	10,667	7,845	10,667
Average assets	292,136	287,802	279,008	289,426	281,574
Average interest-earning assets(3)	248,386	244,978	236,421	245,917	236,328
Average common shareholders’ equity	10,262	10,425	10,704	10,396	10,663
Assets under administration	972,900	876,600	749,800	972,900	749,800

Balance sheet quality measures
Common equity to risk-weighted assets	6.4%	8.8%	9.1%	6.4%	9.1%
Risk-weighted assets ($ billions)	$122.6	$118.6	$117.3	$122.6	$117.3
Tier 1 capital ratio	7.5%	10.7%	10.9%	7.5%	10.9%
Total capital ratio	10.5%	13.4%	13.3%	10.5%	13.3%

Other information
Retail / wholesale ratio(4)	74%/26%	73%/27%	71%/29%	74%/26%	71%/29%
Regular workforce headcount	37,273	37,057	36,965	37,273	36,965

(1)	On November 1, 2004, we retroactively adopted the amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income. Prior period information has been reclassified or restated, as appropriate.

(2)	Taxable equivalent basis (TEB). For additional information, see the Non-GAAP measures section.

(3)	During the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items. Prior period information has been reclassified and, accordingly, net interest margin has been restated.

(4)	Retail includes CIBC Retail Markets, CIBC Wealth Management and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the Non-GAAP measures section.

n/m	- not meaningful

CIBC Third Quarter 2005	3

Management’s Discussion And Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2004 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of August 23, 2005. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 194 and 195 of our 2004 Annual Accountability Report.
Executive overview
     CIBC is a leading North American financial institution with assets of $292.9 billion, market capitalization of $26.7 billion and a Tier 1 capital ratio of 7.5% at July 31, 2005. CIBC provides financial services to retail, small business, corporate and institutional clients.
Financial performance

	As at or for the three months ended			As at or for the nine months ended
	2005	2005	2004	2005	2004
$ millions, except per share amounts	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Total revenue	$3,151	$2,820	$2,906	$9,050	$8,874
Net (loss) income	(1,907)	440	596	(760)	1,689
Earnings (loss) per share - basic	(5.77)	1.21	1.62	(2.50)	4.51
- diluted	(5.77)	1.20	1.60	(2.50)	4.46
Dividends per share	0.68	0.65	0.60	1.98	1.60
Total assets	292,854	287,710	277,879	292,854	277,879
Return on equity	(75.1)%	16.2%	21.3%	(11.0)%	20.2%
Efficiency ratio	153.9%	72.1%	67.7%	97.0%	67.4%
Total shareholder return	8.0%	10.2%	(0.5)%	11.2%	14.7%
Share price	80.01	74.75	66.28	80.01	66.28

Tier 1 capital ratio	7.5%	10.7%	10.9%	7.5%	10.9%
Total capital ratio	10.5%	13.4%	13.3%	10.5%	13.3%

CIBC’s results in the quarter were significantly affected by a $2,533 million after-tax provision for Enron-related litigation matters (as discussed in the Significant events section).
     In Canada, the Bank of Canada held interest rates steady, enabling growth in consumer credit and deposits. In the U.S., the Federal Reserve raised interest rates by 50 basis points. Stable credit markets and increased mergers and acquisition activity led to improvements in our wholesale businesses.
     Net loss for the quarter was $1,907 million, compared with net income of $596 million in the same quarter last year. The loss was due to the provision for the Enron-related litigation matters. Higher merchant banking gains net of write-downs and retail brokerage revenue were partially offset by an increased provision for credit losses.
     Net income was down $2,347 million from the prior quarter due to the provision for the Enron-related litigation matters. Higher merchant banking gains net of write-downs, a lower hedge funds legal provision and a reduction in income tax expense resulting from the hedge funds settlements (as discussed in the Significant events and Income taxes sections) and the impact of three more days were partially offset by an increased provision for credit losses.
     Net income for the nine months ended July 31, 2005 was down $2,449 million from the same period in 2004, primarily due to the provision for the Enron-related litigation matters. The results included gains on sale of Republic Bank ($85 million after-tax) and Juniper ($64 million after-tax), as discussed in the Significant events section, and a $22 million after-tax gain on the sale of shares of ACE Aviation Holdings Inc. (ACE sale). Volume growth in personal banking, mortgages and cards, lower revenue-related compensation, and higher merchant banking gains net of write-downs were partially offset by reduced sales of non-core loans, lower capital markets activities and an increased provision for credit losses.
     Diluted earnings (loss) per share and return on equity for the quarter were $(5.77) and (75.1)%, respectively,

4	CIBC Third Quarter 2005

compared with $1.60 and 21.3% for the same quarter last year and $1.20 and 16.2% for the prior quarter. Diluted earnings (loss) per share and return on equity for the nine months ended July 31, 2005 were $(2.50) and (11.0)%, respectively, compared with $4.46 and 20.2% for the same period in 2004.
     Our Tier 1 and total capital ratios were 7.5% and 10.5%, respectively. On December 22, 2004, we renewed our normal course issuer bid to repurchase up to 17 million common shares until December 23, 2005. On August 2, 2005, concurrent with our Enron settlement, we announced our intention not to make further purchases as part of the issuer bid until our Tier 1 capital ratio returns to our objective of 8.5% or higher.
     During the quarter, we repurchased and cancelled approximately 6.2 million common shares at an average price of $75.29, representing an aggregate consideration of $463 million (for the nine months ended July 31, 2005: 16.2 million common shares at an average price of $72.64, representing an aggregate consideration of $1.2 billion).
     CIBC’s total shareholder return for the quarter was 8.0%, compared with (0.5)% for the same quarter last year and 10.2% for the prior quarter. Total shareholder return for the nine months ended July 31, 2005 was 11.2% compared with 14.7% for the same period in 2004.
Summary of segmented results
CIBC Retail Markets
Net income was up $39 million or 16% from the same quarter last year, primarily due to volume growth and favourable spreads in personal banking and cards, volume growth in mortgages and lower loan losses primarily due to the impact of higher levels of securitized assets in cards. These increases were partially offset by higher compensation expense and corporate support costs.
     Net income was up $23 million or 9% from the prior quarter, primarily due to the impact of three more days, volume growth in personal banking, mortgages and cards, and higher fee income in cards. These increases were partially offset by higher compensation expense and loan losses.
     Net income for the nine months ended July 31, 2005 was up $190 million or 26% from the same period in 2004, primarily due to the $85 million after-tax gain on the Republic Bank sale, the $22 million after-tax gain on the ACE sale, volume growth in personal banking, mortgages and cards and higher fee income in personal banking and cards.
CIBC Wealth Management
Net income was up $14 million or 13% from the same quarter last year, primarily due to the reduction in income tax expense related to the hedge funds settlements and higher retail brokerage revenue, partially offset by higher non-interest expenses.
     Net income was up $40 million or 51% from the prior quarter, primarily due to the reduction in income tax expense noted above and lower non-interest expenses, partially offset by lower retail brokerage revenue.
     Net income for the nine months ended July 31, 2005 was up $20 million or 7% from the same period in 2004, primarily due to revenue increases across all lines of business, partially offset by higher non-interest expenses.
CIBC World Markets
Net income was down $2,540 million from the same quarter last year, primarily due to the $2,533 million after-tax provision for the Enron-related litigation matters. Increased merchant banking gains net of write-downs were partially offset by a higher provision for credit losses.
     Net income was down $2,402 million from the prior quarter, primarily due to the provision for the Enron-related litigation matters, partially offset by increased merchant banking gains net of write-downs.
     Net income for the nine months ended July 31, 2005 was down $2,693 million from the same period in 2004, primarily due to the provision for the Enron-related litigation matters. Reduced sales of non-core loans and lower capital markets activities were partially offset by lower revenue-related compensation.
Corporate and Other
Net loss was up $16 million from the same quarter last year, primarily due to a reversal of the general allowance for credit losses in the prior year. This increase was partially offset by the impact of the Juniper sale.
     Net loss was up $8 million from the prior quarter, primarily due to a recovery of income taxes in the prior quarter.
     Net income for the nine months ended July 31, 2005 was up $34 million from the same period in 2004, primarily due to the gain on the Juniper sale, partially offset by the reduction in income tax expense related to the increase in our future income tax asset and a reversal of the general allowance for credit losses in the prior year.
Business themes
CIBC has a large and well-established client base. Further strengthening client relationships will remain key to our long-term growth.
     On June 2, 2005, CIBC Retail Markets announced a new organizational structure for retail distribution designed to enhance our distribution capabilities and bring added focus to our retail clients.
     In CIBC Wealth Management, our strategy is built on leadership in relationship-based advice as we continue to invest in the accreditation and training of our advisor team. CIBC Wood Gundy, our full service brokerage, continues to experience strong growth in managed assets.
     CIBC World Markets continues to leverage our strong distribution and resources in support of clients. CIBC World Markets sustained its position as the leading Canadian equity underwriter through the first three quarters of 2005.
Improving productivity

CIBC Third Quarter 2005	5

We remain committed to being competitive in our productivity. Our objective is to have an efficiency ratio that is at the median among our Canadian bank peers.
     We will continue to make targeted investments to support our businesses, while eliminating duplication and streamlining processes. We also will restrain expense growth through targeted operating expense reductions, with project spending returning to historical levels.
Managing risk
We are committed to maintaining a prudent risk profile over the long-term. Since 2002, we have made significant progress in repositioning our risk exposures. By significantly reducing our litigation risk, we have taken another important step in this process.
     During the quarter, we also achieved our objective of reducing the carrying value of our merchant banking portfolio to $1.5 billion, well ahead of our target date of 2007.
     We are currently focused on reducing the loss levels in our consumer credit portfolio and continue to invest in managing reputation and legal risk through integrated governance and control initiatives across the organization.
Outlook
The moderate economic growth experienced in the first half of the year is expected to continue in North America. In Canada, higher energy prices and the strong Canadian dollar continue to challenge the manufacturing industry. The Bank of Canada has signaled its intention to begin raising interest rates, most likely in September. U.S. short-term rates are expected to move at a measured pace, given contained core inflation.
     We continue to be optimistic on lending and deposit volume growth. With the strengthening in the domestic economy, we expect an increase in Canadian new equity issue activity. Wholesale credit quality remains stable and we continue to focus our efforts on reducing retail credit risk.
     The large litigation provision recorded this quarter reduced our Tier 1 capital ratio to 7.5%. We believe we can increase our Tier 1 capital ratio back to our objective of 8.5% by early 2006.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2005, of CIBC’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA)) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting (as defined in the rules of the SEC and the CSA) during the quarter ended July 31, 2005, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2004 consolidated financial statements. New accounting policies were adopted in the first quarter of 2005 as stated below and in Note 1 to the unaudited interim consolidated financial statements included within this report.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 46 to 50 of the 2004 Annual Accountability Report.
Changes in accounting policies
Variable interest entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.
     This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. We are considered the primary beneficiary of VIEs with total assets of approximately $2.7 billion at July 31, 2005. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion.
     We continue to monitor developments that may affect our current interpretation of AcG-15.
     Additional considerations regarding the guideline are detailed in Note 4 to the unaudited interim consolidated financial statements included within this report.
Liabilities and equity
On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial

6	CIBC Third Quarter 2005

Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income.
     The impact of adopting this standard is detailed in Note 1 to the unaudited interim consolidated financial statements included within this report.
Future accounting policy changes
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held-to-maturity, which should be measured at amortized cost. Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.
     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in earnings against the changes in fair value, attributed to the risk being hedged in the hedged asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge, and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.
     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
     We are currently evaluating the impact of adopting these standards.
How CIBC reports
CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines reflect the characteristics of our products and services and the clients to which those products or services are delivered.
     These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines.
     To measure and report the results of operations of the three business lines, we use a Manufacturer / Customer Segment / Distributor Management Model. Under this model, internal payments for sales commissions and distribution service fees are made among the business lines. As well, revenue, expenses and balance sheet resources relating to certain activities, such as the payments and lending products businesses included in CIBC Retail Markets, are fully allocated to business lines. Management uses this model to better assess the economics of our customer segments, products and delivery channels.
     In the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.
New organizational structure
On April 11, 2005, we announced a new organizational structure that combines parts of CIBC Wealth Management, including Imperial Service, Private Wealth Management and the GIC product line with CIBC Retail Markets. The way in which we report our business lines has not changed in the current quarter. We are currently finalizing our future reporting format and expect to begin reporting in that format in the fourth quarter of 2005.

CIBC Third Quarter 2005	7

Non-GAAP measures
We use a number of measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 52 of the 2004 Annual Accountability Report.
     The following table provides a reconciliation of non-GAAP to GAAP measures:
Income statement measures

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Management	Markets	and Other	Total

Jul. 31, 2005	Total revenue	$1,371	$650	$929	$201	$3,151
	Add: adjustment for TEB	—	—	52	—	52

	Revenue (TEB)	$1,371	$650	$981	$201	$3,203

	Net income (loss)	$286	$118	$(2,287)	$(24)	$(1,907)
	Less: charge for economic capital	85	37	61	4	187

	Economic profit (loss)	$201	$81	$(2,348)	$(28)	$(2,094)

	Efficiency ratio	56.4%	77.9%	368.1%	n/m	153.9%
	Less: adjustment for impact of TEB	—	—	19.2	n/m	2.5

	Efficiency ratio (TEB)	56.4%	77.9%	348.9%	n/m	151.4%

Apr. 30, 2005	Total revenue	$1,308	$663	$742	$107	$2,820
	Add: adjustment for TEB	—	—	48	—	48

	Revenue (TEB)	$1,308	$663	$790	$107	$2,868

	Net income (loss)	$263	$78	$115	$(16)	$440
	Less: charge for economic capital	84	35	63	2	184

	Economic profit (loss)	$179	$43	$52	$(18)	$256

	Efficiency ratio	58.1%	78.8%	79.6%	n/m	72.1%
	Less: adjustment for impact of TEB	—	—	4.8	n/m	1.2

	Efficiency ratio (TEB)	58.1%	78.8%	74.8%	n/m	70.9%

Jul. 31, 2004	Total revenue	$1,325	$609	$836	$136	$2,906
	Add: adjustment for TEB	—	—	37	—	37

	Revenue (TEB)	$1,325	$609	$873	$136	$2,943

	Net income (loss)	$247	$104	$253	$(8)	$596
	Less: charge for economic capital	90	37	72	7	206

	Economic profit (loss)	$157	$67	$181	$(15)	$390

	Efficiency ratio	56.5%	73.2%	71.9%	n/m	67.7%
	Less: adjustment for impact of TEB	—	—	3.1	n/m	0.8

	Efficiency ratio (TEB)	56.5%	73.2%	68.8%	n/m	66.9%

n/m – not meaningful

8	CIBC Third Quarter 2005

Income statement measures continued

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the nine months ended		Markets	Management	Markets	and Other	Total

Jul. 31, 2005	Total revenue	$4,134	$1,966	$2,420	$530	$9,050
	Add: adjustment for TEB	—	—	141	—	141

	Revenue (TEB)	$4,134	$1,966	$2,561	$530	$9,191

	Net income (loss)	$913	$310	$(1,999)	$16	$(760)
	Less: charge for economic capital	253	108	189	12	562

	Economic profit (loss)	$660	$202	$(2,188)	$4	$(1,322)

	Efficiency ratio	55.7%	76.5%	188.3%	n/m	97.0%
	Less: adjustment for impact of TEB	—	—	10.3	n/m	1.4

	Efficiency ratio (TEB)	55.7%	76.5%	178.0%	n/m	95.6%

Jul. 31, 2004	Total revenue	$3,890	$1,882	$2,706	$396	$8,874
	Add: adjustment for TEB	—	—	112	—	112

	Revenue (TEB)	$3,890	$1,882	$2,818	$396	$8,986

	Net income (loss)	$723	$290	$694	$(18)	$1,689
	Less: charge for economic capital	252	112	241	22	627

	Economic profit (loss)	$471	$178	$453	$(40)	$1,062

	Efficiency ratio	57.5%	75.2%	66.2%	n/m	67.4%
	Less: adjustment for impact of TEB	—	—	(2.7)	n/m	0.8

	Efficiency ratio (TEB)	57.5%	75.2%	68.9%	n/m	66.6%

n/m – not meaningful
Retail/wholesale ratio: Retail information

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
CIBC Retail Markets	$1,371	$1,308	$1,325	$4,134	$3,890
CIBC Wealth Management	650	663	609	1,966	1,882

	2,021	1,971	1,934	6,100	5,772
Commercial banking	114	106	110	336	340

	2,135	2,077	2,044	6,436	6,112

Net income
CIBC Retail Markets	$286	$263	$247	$913	$723
CIBC Wealth Management	118	78	104	310	290

	404	341	351	1,223	1,013
Commercial banking	33	24	31	96	92

	$437	$365	$382	$1,319	$1,105

CIBC Third Quarter 2005	9

Review of results of operations and financial position
Review of consolidated statements of income

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income	$1,219	$1,224	$1,320	$3,765	$3,971
Non-interest income	1,932	1,596	1,586	5,285	4,903

Total revenue	3,151	2,820	2,906	9,050	8,874
Provision for credit losses	199	159	91	536	453
Non-interest expenses	4,850	2,032	1,968	8,783	5,985

(Loss) income before taxes and non-controlling interests	(1,898)	629	847	(269)	2,436
Income taxes	(106)	176	250	353	744
Non-controlling interests	115	13	1	138	3

Net (loss) income	$(1,907)	$440	$596	$(760)	$1,689

Revenue
Net interest income
Net interest income was down $101 million or 8% from the same quarter last year, primarily due to lower trading-related net interest income, the impact of higher levels of securitized assets in cards and lower revenue from treasury activities. These decreases were partially offset by volume growth in personal banking and mortgages, and favorable spreads in cards.
     Net interest income was down $5 million from the prior quarter, primarily due to lower trading-related net interest income, partially offset by the impact of three more days.
     Net interest income for the nine months ended July 31, 2005 was down $206 million or 5% from the same period in 2004, primarily due to lower revenue from treasury activities, the impact of higher levels of securitized assets in cards, lower trading-related net interest income and a reduction in non-core loans. These decreases were partially offset by volume growth in personal banking, mortgages and cards and higher interest and dividends on investment securities.
Non-interest income
Non-interest income was up $346 million or 22% from the same quarter last year, primarily due to higher trading revenue, merchant banking gains net of write-downs and securitization revenue. These increases were partially offset by lower other commissions and fees and reduced revenue on sales of non-core loans.
     Non-interest income was up $336 million or 21% from the prior quarter, primarily due to higher trading revenue and merchant banking gains net of write-downs. These increases were partially offset by higher losses associated with our corporate loan hedging programs and lower underwriting and advisory fees.
     Non-interest income for the nine months ended July 31, 2005 was up $382 million or 8% from the same period in 2004, primarily due to the gain on Juniper and Republic Bank sales, higher trading and securitization revenue and higher merchant banking gains net of write-downs. These increases were partially offset by reduced revenue on sales of non-core loans and lower other commissions and fees.
Provision for credit losses
Provision for credit losses was up $108 million or 119% from the same quarter last year, primarily due to reduced recoveries, partially offset by the impact of higher levels of securitized assets in cards. The prior year quarter included a $50 million pre-tax reversal of general allowance.
     Provision for credit losses was up $40 million or 25% from the prior quarter, primarily due to reduced recoveries, higher levels of bankruptcies and write-offs in cards, and higher loan loss ratios in personal loans.
     Provision for credit losses for the nine months ended July 31, 2005 was up $83 million or 18% from the same period in 2004, primarily due to reduced recoveries and the reversal of general allowance in the prior period, partially offset by the impact of higher levels of securitized assets in cards.
Non-interest expenses
Non-interest expenses were up $2,882 million or 146% from the same quarter last year, primarily due to the provision for the Enron-related litigation matters and the hedge funds settlements.
     Non-interest expenses were up $2,818 million or 139% from the prior quarter, primarily due to the provision for the Enron-related litigation matters. This increase was partially offset by a lower provision for the hedge funds settlements.
     Non-interest expenses for the nine months ended July 31, 2005 were up $2,798 million or 47% from the same period in 2004, primarily due to the provision for Enron-related litigation matters, a higher provision for the hedge funds settlements and higher project expenses. These increases were partially offset by lower revenue-related compensation.
Non-controlling interests
Non-controlling interests were up $114 million from the same quarter last year, primarily due to the consolidation of VIEs.
     Non-controlling interests were up $102 million from the prior quarter, primarily due to higher gains in consolidated VIEs.
     Non-controlling interests for the nine months ended July 31, 2005 were up $135 million from the same period in 2004, primarily due to the consolidation of VIEs.
Income taxes
Income tax expense was down $356 million from the same quarter last year, primarily due to the impact of the Enron-

10	CIBC Third Quarter 2005

related litigation matters, and the reduction of income tax expense related to the hedge funds settlements.
     Income tax expense was down $282 million from the prior quarter, primarily due to the reasons noted above.
     Income tax expense for the nine months ended July 31, 2005 was down $391 million or 53% from the same period in 2004, primarily due to the reasons noted above and the gain on the Republic Bank sale not being subject to income tax. These decreases were partially offset by the impact in the first quarter of 2004 of the $50 million reduction in tax expense being recorded as a result of the cancellation of planned Ontario tax rate reductions.
     CIBC’s effective income tax rate was a recovery rate of 5.6% for the quarter, compared with an income tax rate of 29.5% for the same quarter last year and 28.0% for the prior quarter. CIBC’s effective income tax rate for the nine months ended July 31, 2005 was (131.2)% compared with 30.5% for the same period in 2004.
     At the end of the quarter, our U.S. future income tax asset was US$338 million, net of a US$165 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For additional detail, see page 57 of the 2004 Annual Accountability Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Review of consolidated balance sheets
Assets
Total assets as at July 31, 2005, were $292.9 billion, up $14.1 billion from October 31, 2004, primarily due to increases in trading securities ($7.9 billion), residential mortgages ($4.3 billion), securities purchased under resale agreements ($2.4 billion), other assets ($1.7 billion), interest-bearing deposits with banks ($1.5 billion) and personal loans ($1.5 billion). These increases were partially offset by reductions in investment securities ($2.3 billion) and derivative instruments market valuation ($2.2 billion).
     The increase in trading securities is primarily due to normal trading activity in our wholesale business and the consolidation of VIEs. Residential mortgages increased primarily due to normal business growth, net of securitizations, and the consolidation of VIEs. The increase in securities purchased under resale agreements primarily reflects an increase in normal client-driven business activity. Other assets increased primarily due to higher receivables from trading activities. The increase in interest-bearing deposits with banks reflects normal treasury funding activities. Personal loans increased due to normal business growth.
     Investment securities decreased primarily due to normal treasury activity. Derivative instruments market valuation decreased primarily due to the impact of the stronger U.S. dollar and changing commodity prices.
Liabilities
Total liabilities as at July 31, 2005, were $282.6 billion, up $16.0 billion from October 31, 2004, primarily due to increases in deposits ($6.6 billion), other liabilities ($5.7 billion), obligations related to securities sold short ($4.0 billion) and non-controlling interests in subsidiaries ($1.1 billion). These increases were partially offset by a reduction in derivative instruments market valuation ($1.8 billion).
     The increase in deposits was primarily in business and government deposits reflecting normal treasury funding activity. Other liabilities increased primarily due to the provision for the Enron-related litigation matters and the consolidation of VIEs. The increase in obligations related to securities sold short represents normal trading activity in our wholesale business as well as treasury funding activities. Non-controlling interests in subsidiaries increased due to the consolidation of VIEs.
     Derivative instruments market valuation decreased due to the reasons noted above under assets.
Shareholders’ equity
Total shareholders’ equity as at July 31, 2005 was $10.2 billion, down by $2.0 billion from October 31, 2004, primarily due to the provision for the Enron-related litigation matters.
Significant events
Litigation and regulatory matters
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters,

CIBC Third Quarter 2005	11

individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
Hedge funds
During the quarter, CIBC reached settlements with the U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) regarding their investigations relating to financing and brokerage services provided by CIBC to certain hedge funds that engaged in mutual fund market timing. Pursuant to those settlements, without admitting or denying liability, CIBC agreed to pay a fine of US$25 million and to disgorge US$100 million, all of which will be distributed to the affected parties. In the second quarter of 2005, we increased our accrual by $75 million to $125 million. During this quarter, we further increased the accrual and recognized an expense of $33 million ($19 million after-tax) to cover the settlements. In addition, based on the final settlements, we recorded a $39 million reduction in income tax expense. This was to reflect the expected tax deductibility of the amounts accrued in prior quarters. The provisions and related income tax benefits were allocated equally to CIBC Wealth Management and CIBC World Markets.
     In addition, two CIBC subsidiaries and a former employee are named as defendants in a consolidated class action, brought on behalf of certain alleged affected parties who were shareholders of several families of mutual funds, claiming that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in deceptive market timing and late trading of mutual fund shares.
Enron
Subsequent to the quarter-end, in early August 2005, certain Enron litigation matters facing CIBC, Newby, et al. v. Enron Corp., et al., and the so called Megaclaims bankruptcy court action, were settled, both subject to court approval. To settle Newby, CIBC agreed to pay US$2.4 billion. To settle the Megaclaims action, CIBC agreed to pay US$250 million, and in exchange for US$24 million, Enron will allow the inclusion of approximately US$81 million in claims filed against the Enron bankruptcy estate and CIBC will agree to subordinate approximately US$42 million in other claims, which have been written off in prior periods.
     CIBC is a defendant in a number of remaining Enron-related actions. In the third quarter we recorded a provision of $2.83 billion pre-tax, ($2.53 billion after-tax) to increase our liability to cover the settlements and to reserve against the remaining Enron matters; provisions to date take into account expected insurance recoveries. We have recorded tax benefits, based on our current estimate of the most likely outcome, of approximately $300 million relating to the current quarter provision. There is significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements; accordingly, we have recognized the expected minimum tax benefits.
Sale of Juniper Financial Corp.
On December 1, 2004, we sold Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.
Sale of holdings in Republic Bank Limited
During the first quarter of 2005, we sold our holdings in Republic Bank Limited, based in Trinidad and Tobago, and recognized a gain of $25 million ($25 million after-tax). Concurrent with this sale, FirstCaribbean International Bank, in which we hold an equity interest, also sold its holdings in Republic Bank Limited. Equity income arising from the gain on sale was $60 million ($60 million after-tax). In total, we recognized a gain of $85 million after-tax on the sale (Republic Bank sale).
Sale of EDULINX Canada Corporation
During the first quarter of 2005, we sold our wholly-owned subsidiary, EDULINX Canada Corporation (EDULINX sale), a student loan service provider in Canada. The gain on the sale was not significant and the sale is not expected to have a significant impact on our ongoing results of operations.
Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in U.S. Statement of Financial Accounting Standards (SFAS) 13, “Accounting for Leases.” This accounting guidance requires total income over the term of a lease to be recognized into income on a proportionate basis in those years in which the net investment in a lease is positive. The net investment is based on net cash flows from the lease, including those that are tax related.
     The U.S. Internal Revenue Service (IRS) has challenged the tax position taken for these transactions. We believe that the tax position related to these transactions was proper, based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. We have continued to pursue a negotiated settlement with the IRS in respect of tax adjustments proposed by them for these transactions. However, while we continue to believe that a settlement is possible, negotiations have not concluded and the matter may yet be litigated.

12	CIBC Third Quarter 2005

     Under existing accounting guidance in SFAS 13, any changes in estimates or assumptions not affecting estimated total net income from a lease, do not change the timing of income recognition. However, the FASB issued a proposed FASB Staff Position (FSP) FAS 13-a, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends leveraged lease accounting. The proposed FSP requires that a change in the timing of the realization of the tax benefits results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the proposed FSP would result in a pre-tax charge to opening retained earnings of $100 million to $125 million. An amount approximating that charge will then be recognized into income over the remaining lease terms. The proposed FSP is currently expected to be effective for CIBC for interim and annual periods, beginning on or after November 1, 2005.
Review of quarterly financial information

	2005			2004				2003
$ millions, except per share amounts	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

Total revenue	$3,151	$2,820	$3,079	$2,901	$2,906	$3,027	$2,941	$2,874
Net (loss) income	(1,907)	440	707	402	596	507	586	487
Per share — basic earnings (loss)	(5.77)	1.21	1.96	1.08	1.62	1.35	1.56	1.29
— diluted earnings (loss)	(5.77)	1.20	1.94	1.06	1.60	1.33	1.54	1.28

For details on variations between the prior quarters, see page 62 of the 2004 Annual Accountability Report and the Q1/05 and Q2/05 reports to shareholders. Details on the current quarter are provided throughout this report.

CIBC Third Quarter 2005	13

CIBC Retail Markets
CIBC Retail Markets provides financial services and products to personal and small business clients in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.
Results

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
Personal banking	$561	$538	$527	$1,650	$1,516
Small business banking	152	145	145	448	428
Cards	368	332	347	1,083	1,027
Mortgages	152	146	148	443	425
Other	138	147	158	510	494

Total revenue	1,371	1,308	1,325	4,134	3,890
Provision for credit losses	180	162	202	527	563
Non-interest expenses	773	759	748	2,303	2,236

Income before taxes	418	387	375	1,304	1,091
Income taxes	132	124	128	391	368

Net income	$286	$263	$247	$913	$723

Efficiency ratio	56.4%	58.1%	56.5%	55.7%	57.5%
ROE(1)(2)	43.8%	40.6%	35.7%	46.5%	37.0%
Economic profit(1)(2)	$201	$179	$157	$660	$471

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
CIBC Retail Markets benefited from continued low and stable interest rates that encouraged lending and deposit volume growth.
     Net income was up $39 million or 16% from the same quarter last year, primarily due to volume growth and favourable spreads in personal banking and cards, volume growth in mortgages, and lower loan losses primarily due to the impact of higher levels of securitized assets in cards. These increases were partially offset by higher compensation expense and corporate support costs.
     Net income was up $23 million or 9% from the prior quarter, primarily due to the impact of three more days, volume growth in personal banking, mortgages and cards, and higher fee income in cards. These increases were partially offset by higher compensation expense and loan losses.
     Net income for the nine months ended July 31, 2005 was up $190 million or 26% from the same period in 2004, primarily due to the $85 million after-tax gain on the Republic Bank sale, the $22 million after-tax gain on the ACE sale, volume growth in personal banking, mortgages and cards, and higher fee income in personal banking and cards.
Revenue
Revenue was up $46 million or 3% from the same quarter last year.
     Personal banking revenue was up $34 million, primarily due to deposit and lending volume growth, favourable lending spreads and higher fee income.
     Small business banking revenue was up $7 million, primarily due to deposit volume growth and favourable lending spreads.
     Cards revenue was up $21 million, primarily due to favourable spreads and volume growth, partially offset by the impact of higher levels of securitized assets.
     Mortgages revenue was up $4 million, primarily due to volume growth, partially offset by higher charges on hedging associated with mortgages refinanced before maturity and lower securitization revenue.
     Other revenue was down $20 million, primarily due to lower treasury revenue allocations and lower revenue in student loans due to the EDULINX sale, partially offset by higher insurance revenue.
Revenue was up $63 million or 5% from the prior quarter.
     Personal banking revenue was up $23 million, primarily due to the impact of three more days, deposit and lending volume growth and higher fee income, partially offset by unfavourable deposit and lending spreads.
     Small business banking revenue was up $7 million, primarily due to the impact of three more days and deposit volume growth.
     Cards revenue was up $36 million, primarily due to higher fee income, favourable spreads, the impact of three more days and volume growth.
     Mortgages revenue was up $6 million, primarily due to higher prepayment fees, the impact of three more days and volume growth, partially offset by lower securitization revenue and higher charges on hedging associated with mortgages refinanced before maturity.
     Other revenue was down $9 million, primarily due to lower treasury revenue allocations.
Revenue for the nine months ended July 31, 2005 was up $244 million or 6% from the same period in 2004.
     Personal banking revenue was up $134 million, primarily due to deposit and lending volume growth and higher fee income.
     Small business banking revenue was up $20 million, primarily due to deposit volume growth and favourable lending spreads.
     Cards revenue was up $56 million, primarily due to the gain on the ACE sale, volume growth, higher fee income and favourable spreads, partially offset by the impact of higher levels of securitized assets.
     Mortgages revenue was up $18 million, primarily due to volume growth and lower charges on hedging associated with mortgages refinanced before maturity, partially offset by unfavourable spreads, and lower securitization revenue and fee income.
     Other revenue was up $16 million, primarily due to the gain on the Republic Bank sale, higher insurance revenue

14	CIBC Third Quarter 2005

and volume growth in President’s Choice Financial. These increases were partially offset by lower treasury revenue allocations and lower revenue in student loans due to the EDULINX sale.
Provision for credit losses
Provision for credit losses was down $22 million or 11% from the same quarter last year, primarily due to the impact of higher levels of securitized assets in cards and lower small business and agricultural losses. These decreases were partially offset by higher loan loss ratios in personal loans.
     Provision for credit losses was up $18 million or 11% from the prior quarter, primarily due to higher levels of bankruptcies and write-offs in cards and higher loan loss ratios in personal loans.
     Provision for credit losses for the nine months ended July 31, 2005 was down $36 million or 6% from the same period in 2004, primarily due to the impact of higher levels of securitized assets in cards and lower agricultural losses, partially offset by higher losses in personal and small business loans.
Non-interest expenses
Non-interest expenses were up $25 million or 3% from the same quarter last year, primarily due to higher compensation and corporate support costs, partially offset by lower expenses in student loans due to the EDULINX sale and lower advertising expenses.
     Non-interest expenses were up $14 million or 2% from the prior quarter, primarily due to higher compensation expense, partially offset by lower advertising expenses.
     Non-interest expenses for the nine months ended July 31, 2005 were up $67 million or 3% from the same period in 2004, primarily due to higher corporate support costs, compensation expense and insurance costs, partially offset by lower expenses in student loans due to the EDULINX sale and lower technology costs.
     The regular workforce headcount totalled 17,602 at the end of the quarter, up 242 from the same quarter last year, primarily due to additional customer staff in the branches, partially offset by the EDULINX sale. The regular workforce headcount was up 33 from the prior quarter.

CIBC Third Quarter 2005	15

CIBC Wealth Management
CIBC Wealth Management provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business comprises branch-based advice, full service brokerage, private wealth management and online brokerage. We also develop and package a wide range of financial products, including mutual funds, managed solutions and term investments.
Results

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
Imperial Service	$207	$200	$195	$607	$570
Retail brokerage	270	288	233	835	785
Private Wealth Management	37	36	35	111	107
Wealth products	132	124	125	386	364
Other	4	15	21	27	56

Total revenue	650	663	609	1,966	1,882
Provision for credit losses	5	7	8	21	20
Non-interest expenses	506	523	446	1,503	1,414

Income before taxes	139	133	155	442	448
Income taxes	21	55	51	132	158

Net income	$118	$78	$104	$310	$290

Efficiency ratio	77.9%	78.8%	73.2%	76.5%	75.2%
ROE(1)(2)	41.8%	28.0%	35.5%	36.8%	33.2%
Economic profit(1)(2)	$81	$43	$67	$202	$178

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
CIBC Wealth Management benefited from a reduction in income tax expense related to the hedge funds settlements. Retail brokerage experienced a seasonal decline in equity trading activity.
     Net income was up $14 million or 13% from the same quarter last year, primarily due to the reduction in income tax expense noted above and higher retail brokerage revenue, partially offset by higher non-interest expenses.
     Net income was up $40 million or 51% from the prior quarter, primarily due to the reduction in income tax expense noted above and lower non-interest expenses, partially offset by lower retail brokerage revenue.
     Net income for the nine months ended July 31, 2005 was up $20 million or 7% from the same period in 2004, primarily due to revenue increases across all lines of business, partially offset by higher non-interest expenses.
Revenue
Revenue was up $41 million or 7% from the same quarter last year.
     Imperial Service revenue was up $12 million, primarily due to growth in average funds managed and higher revenue from investment product sales.
     Retail brokerage revenue was up $37 million, primarily due to higher new issue activity, fee-based revenue and equity trading activity.
     Wealth products revenue was up $7 million, primarily due to an increase in GIC spreads.
     Other revenue was down $17 million, primarily due to lower treasury revenue allocations.
Revenue was down $13 million or 2% from the prior quarter.
     Imperial Service revenue was up $7 million, primarily due to the impact of three more days and higher mortgage sales, partially offset by lower lending spreads.
     Retail brokerage revenue was down $18 million, primarily due to lower equity trading and new issue activity.
     Wealth products revenue was up $8 million, primarily due to the impact of three more days and an increase in GIC spreads.
     Other revenue was down $11 million, primarily due to lower treasury revenue allocations.
Revenue for the nine months ended July 31, 2005 was up $84 million or 4% from the same period in 2004.
     Imperial Service revenue was up $37 million, primarily due to growth in average funds managed and higher revenue from investment product sales.
     Retail brokerage revenue was up $50 million, primarily due to higher fee-based revenue and new issue activity.
     Wealth products revenue was up $22 million, primarily due to an increase in GIC spreads and higher mutual fund revenue driven by market appreciation.
     Other revenue was down $29 million, primarily due to lower treasury revenue allocations. The prior period included a gain on sale of assets.
Non-interest expenses
Non-interest expenses were up $60 million or 13% from the same quarter last year, primarily due to higher revenue-related compensation and legal provisions.
     Non-interest expenses were down $17 million or 3% from the prior quarter, primarily due to lower revenue-related compensation and legal provisions.
     Non-interest expenses for the nine months ended July 31, 2005 were up $89 million or 6% from the same period in 2004, primarily due to higher revenue-related compensation, corporate support costs, and legal provisions.
     The regular workforce headcount totalled 6,515 at the end of the quarter, down 7 from the same quarter last year. The regular workforce headcount was up 33 from the prior quarter, primarily due to additional support and customer staff.

16	CIBC Third Quarter 2005

CIBC World Markets
CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in all capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.
Results

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue (TEB) (1)(2)
Capital markets	$346	$325	$321	$1,020	$1,136
Investment banking and credit products	264	299	326	859	1,134
Merchant banking	239	61	108	323	205
Commercial banking	114	106	110	336	340
Other	18	(1)	8	23	3

Total revenue (TEB) (1)(2)	981	790	873	2,561	2,818
TEB adjustment	52	48	37	141	112

Total revenue	929	742	836	2,420	2,706
Provision for (recovery of) credit losses	13	(9)	(74)	(13)	(98)
Non-interest expenses	3,423	591	600	4,559	1,865

(Loss) income before taxes and non-controlling interests	(2,507)	160	310	(2,126)	939
Income taxes	(260)	22	57	(192)	245
Non-controlling interests	40	23	—	65	—

Net (loss) income	$(2,287)	$115	$253	$(1,999)	$694

Efficiency ratio	368.1%	79.6%	71.9%	188.3%	66.2%
Efficiency ratio (TEB) (1)(2)	348.9%	74.8%	68.8%	178.0%	68.9%
ROE(1)(2)	(499.3)%	23.4%	45.2%	(140.5)%	37.1%
Economic (loss) profit(1)(2)	$(2,348)	$52	$181	$(2,188)	$453

(1)	For additional information, see the Non-GAAP measures section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
CIBC World Markets results were significantly affected by the $2,533 million after-tax provision for the Enron-related litigation matters.
     Results continued to benefit from stable credit markets and increased mergers and acquisition activity. However, lower equity new issue activity in Canada and the U.S. negatively affected the performance of our capital markets and investment banking and credit products businesses.
     Net income was down $2,540 million from the same quarter last year, primarily due to the provision for the Enron-related litigation matters. Increased merchant banking gains net of write-downs were partially offset by a higher provision for credit losses.
     Net income was down $2,402 million from the prior quarter, primarily due to the provision for the Enron-related litigation matters, partially offset by increased merchant banking gains net of write-downs.
     Net income for the nine months ended July 31, 2005 was down $2,693 million from the same period in 2004, primarily due to the provision for the Enron-related litigation matters. Reduced sales of non-core loans and lower capital markets activities were partially offset by lower revenue-related compensation.
Revenue
Revenue was up $93 million or 11% from the same quarter last year.
     Capital markets revenue was up $25 million, primarily due to higher revenue in equity structured products and higher new issue activity in debt capital markets.
     Investment banking and credit products revenue was down $62 million, primarily due to higher losses associated with our corporate loan hedging programs, reduced sales of non-core loans, the exit of our international asset securitization activities and lower U.S. equity new issue activity, partially offset by higher gains on U.S. real estate finance.
     Merchant banking revenue was up $131 million, primarily due to increased gains net of write-downs, and the consolidation of VIEs.
     Other revenue was up $10 million, primarily due to the sale of an investment, partially offset by lower treasury revenue allocations.
Revenue was up $187 million or 25% from the prior quarter.
     Capital markets revenue was up $21 million, primarily due to higher activity in debt capital markets and equity structured products, partially offset by reduced Canadian equity new issue activity.
     Investment banking and credit products revenue was down $35 million, primarily due to higher losses associated with our corporate loan hedging programs, lower Canadian and U.S. equity new issue activity and lower U.S. real estate finance gains, partially offset by higher fees in investment banking.
     Merchant banking revenue was up $178 million, primarily due to increased gains net of write-downs, and higher gains in consolidated VIEs.
     Other revenue was up $19 million, primarily due to the sale of an investment, partially offset by lower treasury revenue allocations.
Revenue for the nine months ended July 31, 2005 was down $286 million or 11% from the same period in 2004.
     Capital markets revenue was down $116 million, primarily due to lower activity in equity structured products, lower U.S. equity sales and lower activity in debt capital markets.
     Investment banking and credit products revenue was down $275 million, primarily due to lower sales of non-core loans, lower activity in U.S. investment banking and the exit of our international asset securitization activities.

CIBC Third Quarter 2005	17

     Merchant banking revenue was up $118 million, primarily due to increased gains net of write-downs, and the consolidation of VIEs.
     Other revenue was up $20 million, primarily due to the sale of an investment.
Provision for credit losses
Provision for credit losses was up $87 million from the same quarter last year and up $22 million from the prior quarter, primarily due to reduced recoveries.
     Net recovery of credit losses for the nine months ended July 31, 2005 was down $85 million or 87%, primarily due to reduced recoveries.
Non-interest expenses
Non-interest expenses were up $2,823 million or 471% from the same quarter last year, due to the provision for the Enron-related litigation matters and higher other legal provisions, partially offset by lower revenue related compensation.
     Non-interest expenses were up $2,832 million or 479% from the prior quarter, primarily due to the provision for the Enron-related litigation matters.
     Non-interest expenses for the nine months ended July 31, 2005 were up $2,694 million or 144% from the same period in 2004, primarily due to the provision for the Enron-related litigation matters and higher other legal provisions, partially offset by lower revenue related compensation and corporate support costs.
     The regular workforce headcount totalled 2,311 at the end of the quarter, down 15 from the same quarter last year, primarily due to the exit of our international asset securitization activities. The regular workforce headcount was up 24 from the prior quarter, primarily due to increases in U.S. and Canadian investment banking.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $317 million from the same quarter last year and $282 million from the prior quarter, primarily due to the reduction in income tax expense in respect of the Enron-related litigation matters and the hedge funds settlements.
     Income taxes for the nine months ended July 31, 2005 were down $437 million, primarily due to the reasons noted above.
Non-controlling interests
Non-controlling interests were up $40 million from the same quarter last year, primarily due to the consolidation of VIEs.
     Non-controlling interests were up $17 million from the prior quarter, primarily due to higher gains in consolidated VIEs.
     Non-controlling interests for the nine months ended July 31, 2005 were up $65 million from the same period in 2004, primarily due to the consolidation of VIEs.

18	CIBC Third Quarter 2005

Corporate and Other
Corporate and Other comprises the five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management — that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Total revenue	$201	$107	$136	$530	$396
Provision for (recovery of) credit losses	1	(1)	(45)	1	(32)
Non-interest expenses	148	159	174	418	470

Income (loss) before taxes and non-controlling interests	52	(51)	7	111	(42)
Income taxes	1	(25)	14	22	(27)
Non-controlling interests	75	(10)	1	73	3

Net (loss) income	$(24)	$(16)	$(8)	$16	$(18)

Financial overview
Net loss was up $16 million from the same quarter last year, primarily due to a reversal of the general allowance for credit losses in the prior year. This increase was partially offset by the impact of the Juniper sale.
     Net loss was up $8 million from the prior quarter, primarily due to a recovery of income taxes in the prior quarter.
     Net income for the nine months ended July 31, 2005 was up $34 million from the same period in 2004, primarily due to the gain on the Juniper sale, partially offset by the reduction in income tax expense related to the increase in our future income tax asset and a reversal of the general allowance for credit losses in the prior year.
Revenue
Total revenue was up $65 million from the same quarter last year, primarily due to the consolidation of VIEs and higher revenue related to hedging of stock appreciation rights. These increases were partially offset by reduced revenue due to the Juniper sale.
     Revenue was up $94 million from the prior quarter, primarily due to higher gains in consolidated VIEs and higher unallocated treasury revenue.
     Revenue for the nine months ended July 31, 2005 was up $134 million from the same period in 2004, primarily due to the gain on the Juniper sale, the consolidation of VIEs and higher unallocated treasury revenue. These increases were partially offset by lower interest income on tax refunds.
Provision for credit losses
Provision for credit losses was up $46 million from the same quarter last year, which included a $50 million reversal of the general allowance for credit losses.
     Provision for credit losses for the nine months ended July 31, 2005 was up $33 million from the same period in 2004, which included the reversal of the general allowance and losses in Juniper.
Non-interest expenses
Non-interest expenses were down $26 million from the same quarter last year, primarily due to the Juniper sale, partially offset by increased expenses resulting from stock appreciation rights.
     Non-interest expenses for the nine months ended July 31, 2005 were down $52 million from the same period in 2004, primarily due to the Juniper sale. This decrease was partially offset by higher unallocated corporate support costs.
     The regular workforce headcount totaled 10,845 at the end of the quarter, up 88 from the same quarter last year, primarily due to increased governance activities and centralization of certain back-office functions, partially offset by the Juniper sale. The regular workforce headcount was up 126 from the prior quarter, primarily due to increased governance activities and the centralization of certain back-office functions.
Non-controlling interests
Non-controlling interests were up $74 million from the same quarter last year, primarily due to the consolidation of VIEs.
     Non-controlling interests were up $85 million from the prior quarter, primarily due to higher gains in consolidated VIEs.
     Non-controlling interests for the nine months ended July 31, 2005 were up $70 million from the same period in 2004, primarily due to the consolidation of VIEs.

CIBC Third Quarter 2005	19

Management of risk
Our approach to the management of risk and capital resources has not changed significantly from that described on pages 76 to 94 of the 2004 Annual Accountability Report.
Management of credit risk
Gross impaired loans were $1.0 billion at the end of the quarter, down from $1.1 billion at October 31, 2004.
     Since October 31, 2004, the manufacturing, consumer and capital goods sector experienced the largest increase in gross impaired loans, representing $79 million. The service and retail industries and financial institutions sectors experienced the largest decreases, $91 million and $89 million respectively. During the nine months ended July 31, 2005, gross impaired loans increased $60 million in Canada and decreased $4 million in the U.S. and $170 million in other countries.
     Provision for credit losses for the quarter was $199 million, up from $91 million in the same quarter last year and up from $159 million in the prior quarter. The quarterly provision for consumer loans was $161 million, including $76 million related to credit cards. The quarterly provision for business and government loans was $38 million.
     Provision for credit losses for the nine months ended July 31, 2005 was $536 million, up $83 million from the same period in 2004.
     CIBC’s total allowance for credit losses, which includes specific and general allowances, was $1.7 billion at the end of the quarter, down $113 million from October 31, 2004. Specific provisions decreased $113 million, while the general provision was unchanged.
Management of market risk
The following table shows average Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities. Total risk was up from the same quarter last year primarily due to higher levels of equity risk, in part offset by lower levels of interest rate risk. Trading revenue (TEB)(1) was positive for 84% of the days in the quarter and trading losses did not exceed VaR for any day.
VaR BY RISK TYPE — TRADING PORTFOLIO

	For the three		For the three
	months ended		months ended		2005	2004
	July 31, 2005		July 31, 2004		YTD	YTD
$ millions	Q3 End	Average	Q3 End	Average	Average	Average

Interest rate risk	$4.9	$4.9	$4.6	$6.3	$4.5	$4.3
Credit spread risk	3.4	3.0	3.1	2.7	2.8	2.6
Equity risk	7.0	6.4	5.3	5.2	5.9	5.2
Foreign exchange risk	0.3	0.3	0.9	0.5	0.3	0.7
Commodity risk	1.4	1.3	1.4	1.8	1.2	1.5
Diversification effect(2)	(8.3)	(7.5)	(8.1)	(8.4)	(6.7)	(7.2)

Total risk	$8.7	$8.4	$7.2	$8.1	$8.0	$7.1

(1)	For additional information, see the Non-GAAP measures section.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification.
Management of operational risk
During the quarter, CIBC continued with the implementation of its enhanced operational risk and process control policies, procedures and standards as well as its measurement methodology with the objective to receive regulatory approval to attribute operational risk capital using the Advanced Measurement Approach in respect of the Basel Committee on Banking Supervision Capital Accord proposals (Basel II).
     Enhancing the management of reputation and legal risk continues to receive focus at CIBC and is overseen by the Financial Transactions Oversight Committee established in February 2004 in accordance with the commitments we made in our agreements with the U.S. Department of Justice, the Office of the Superintendent of Financial Institutions, Canada (OSFI) and the Federal Reserve Bank of New York. Work continues to ensure that policies and procedures that support reputation and legal risk management are sustainable.
Management of liquidity risk
Consistent with liquidity risk mitigation strategies, we continue to source wholesale term funds, diversified by customer, currency, type and geographic location. In addition, core retail deposits remain a prime source of dependable funding for the balance sheet. As at July 31, 2005, Canadian dollar deposits from individuals totalled $73.9 billion.
     We manage potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered high-quality liquid assets. These assets may be sold or pledged for secured borrowings to provide a readily available cash source. Liquid assets as at July 31, 2005 included cash of $1.1 billion, securities of $61.0 billion and deposits with banks of $12.7 billion. We also had $20.6 billion of securities borrowed or purchased under resale agreements at the end of the quarter.
     In the course of our regular business activities, certain assets are pledged as part of collateral management, including repurchase agreements and security lending. Pledged assets as at July 31, 2005 totalled $21.7 billion.
     Our wholesale funding costs are linked to, among other factors, our credit ratings. Following the announcement of our Enron settlement on August 2, 2005, our credit ratings were reviewed by each of the monitoring rating agencies. Moody’s Investors Service, Standard & Poor’s Ratings Services and Fitch Ratings all affirmed our short- and long-term ratings. Standard & Poor’s revised its outlook on our ratings from “stable” to “negative”. Dominion Bond Rating Service (“DBRS”) downgraded our long-term rating by one notch while confirming our short-term rating. Moody’s, Fitch and DBRS all affirmed a “stable” outlook on our credit ratings, while Moody’s lowered its outlook on our Bank Financial Strength Rating from “stable” to “negative”.
     The impact of the foregoing may result in a marginal increase in the cost of our long-term wholesale funding.

20	CIBC Third Quarter 2005

Management of off-balance sheet arrangements and contractual obligations
Details on our off-balance sheet arrangements and contractual obligations are provided on pages 88 to 91 of the 2004 Annual Accountability Report and have not changed significantly. For securitization transactions completed during the quarter, see Note 4 to the unaudited interim consolidated financial statements included within this report.
Management of capital resources
Subordinated indebtedness
On May 12, 2005, our 8.55% Debentures due May 12, 2005, matured for their outstanding principal amount of $1 million. The 8.55% Debentures were initially issued in 1995 for $70 million, and on May 12, 2001, $69 million was converted to 8.55% Deposit Notes due May 12, 2005, which also matured on that date.
     In June 2005, we repurchased for cancellation US$16 million of our Floating Rate Debenture Notes due 2084 and US$16 million of our Floating Rate Subordinated Capital Debentures due 2085.
     Subsequent to the quarter end, on August 22, 2005, our 8.65% Debentures due August 22, 2005, matured for their outstanding principal amount of $24 million. The 8.65% Debentures were initially issued in 1995 for $200 million, and on August 22, 2001, $176 million was converted to 8.65% Deposit Notes due August 22, 2005, which also matured on that date.
Preferred share liabilities
On November 1, 2004, pursuant to adoption of the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation,” we reclassified preferred shares that are convertible into a variable number of common shares at the option of the holder as liabilities. Prior period information was also reclassified. For additional detail, see Note 1 to the unaudited interim consolidated financial statements included within this report. Under OSFI’s guidelines, these preferred shares continue to be included as Tier 1 regulatory capital.
     Subsequent to the quarter-end, on August 2, 2005, we redeemed:
•	Eight million Class A Series 21 Preferred Shares at a price of $26.00 per share including a redemption premium of $1.00 per share, for an aggregate consideration of $208 million.

•	Four million Class A Series 22 Preferred Shares at a price of US$26.00 per share including a redemption premium of US$1.00 per share, for an aggregate consideration of US$104 million.
Preferred shares
Over the course of the year, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Series 28 Preferred Shares was correspondingly reduced by $132 million.
     On March 10, 2005, we issued 16 million 4.80% Non-cumulative Class A Series 30 Preferred Shares, at a price of $25.00 per share, for a total consideration of $400 million.
Common shares
On December 22, 2004, the Toronto Stock Exchange (TSX) accepted our notice of intention to renew our normal course issuer bid. Purchases under the new bid commenced on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005. Under this bid, we are permitted to purchase for cancellation from time to time up to 17 million common shares. On August 2, 2005, concurrent with our Enron settlement, we announced our intention not to make further purchases as part of the issuer bid until our Tier 1 capital ratio returns to our objective of 8.5% or higher.
     During the quarter, we repurchased and cancelled approximately 6.2 million common shares at an average price of $75.29, representing an aggregate consideration of $463 million (for the nine months ended July 31, 2005: 16.2 million common shares at an average price $72.64, representing an aggregate consideration of $1.2 billion).
     During the quarter, we issued approximately 1.3 million common shares for $58 million (for the nine months ended July 31, 2005: 2.6 million common shares for $122 million), pursuant to stock option plans.
Restrictions on the payment of dividends
Section 79 of the Bank Act prohibits us from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by us in that year would exceed the aggregate of our net income up to that day in that year and our retained net income, as defined by OSFI, for the preceding two financial years.
     Subsequent to the quarter-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ended October 31, 2005.
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by OSFI. Our capital ratios and assets-to-capital multiple were as follows:

	2005	2004
$ millions, as at	Jul. 31	Oct. 31

Tier 1 capital	$9,186	$12,167
Total regulatory capital	12,883	14,885
Tier 1 capital ratio	7.5%	10.5%
Total capital ratio	10.5%	12.8%
Assets-to-capital multiple	22.0x	17.9x

CIBC Third Quarter 2005	21

CIBC Interim Consolidated Financial Statements
CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended				For the nine months ended
	2005	2005	2004		2005	2004
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	(1)	Jul. 31	Jul. 31	(1)

Interest income
Loans	$1,925	$1,854	$1,849		$5,691	$5,658
Securities borrowed or purchased under resale agreements	327	269	124		812	376
Securities	538	529	499		1,611	1,482
Deposits with banks	91	78	40		241	104

	2,881	2,730	2,512		8,355	7,620

Interest expense
Deposits	1,141	1,036	831		3,158	2,516
Other liabilities	447	399	282		1,216	909
Subordinated indebtedness	59	57	55		173	153
Preferred share liabilities (Notes 1, 6)	15	14	24		43	71

	1,662	1,506	1,192		4,590	3,649

Net interest income	1,219	1,224	1,320		3,765	3,971
Provision for credit losses (Note 3)	199	159	91		536	453

	1,020	1,065	1,229		3,229	3,518

Non-interest income
Underwriting and advisory fees	157	200	166		580	632
Deposit and payment fees	203	194	198		597	560
Credit fees	88	76	76		246	236
Card fees	82	74	109		244	299
Investment management and custodial fees	95	101	79		293	259
Mutual fund fees	175	168	158		509	461
Insurance fees	62	61	59		196	133
Commissions on securities transactions	212	239	210		669	694
Trading activities	348	130	86		635	502
Investment securities gains (losses), net	152	37	(17)		221	84
Income from securitized assets	100	81	50		248	131
Foreign exchange other than trading	64	71	52		191	192
Other (Note 2)	194	164	360		656	720

	1,932	1,596	1,586		5,285	4,903

	2,952	2,661	2,815		8,514	8,421

Non-interest expenses
Employee compensation and benefits	1,078	1,055	1,060		3,187	3,357
Occupancy costs	150	157	156		466	454
Computer and office equipment	294	293	279		858	829
Communications	76	82	84		244	247
Advertising and business development	58	68	68		191	195
Professional fees	90	86	85		244	197
Business and capital taxes	30	33	34		94	96
Other (Note 10)	3,074	258	202		3,499	610

	4,850	2,032	1,968		8,783	5,985

(Loss) income before income taxes and non-controlling interests	(1,898)	629	847		(269)	2,436
Income tax (benefit) expense	(106)	176	250		353	744

	(1,792)	453	597		(622)	1,692
Non-controlling interests	115	13	1		138	3

Net (loss) income	$(1,907)	$440	$596		$(760)	$1,689

Earnings (loss) per share (in dollars) (Note 9) - Basic	$(5.77)	$1.21	$1.62		$(2.50)	$4.51
- Diluted	$(5.77)	$1.20	$1.60		$(2.50)	$4.46
Dividends per common share (in dollars)	$0.68	$0.65	$0.60		$1.98	$1.60

(1)	Certain comparative information has been reclassified due to adoption of amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004. Also in the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.
The accompanying notes are an integral part of these interim consolidated financial statements.

22	CIBC Third Quarter 2005

CONSOLIDATED BALANCE SHEETS

	2005	2004 (1)
Unaudited, $ millions, as at	Jul. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,417	$1,374

Interest-bearing deposits with banks	12,376	10,829

Securities
Investment	13,240	15,517
Trading	59,705	51,799

	72,945	67,316

Securities borrowed or purchased under resale agreements	20,575	18,165

Loans
Residential mortgages	76,881	72,592
Personal	27,821	26,311
Credit card	7,846	8,689
Business and government	31,306	31,737
Allowance for credit losses (Note 3)	(1,713)	(1,825)

	142,141	137,504

Other
Derivative instruments market valuation	21,539	23,710
Customers’ liability under acceptances	5,216	4,778
Land, buildings and equipment	2,144	2,107
Goodwill	947	1,055
Other intangible assets	202	244
Other assets	13,352	11,682

	43,400	43,576

	$292,854	$278,764

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits
Personal	$73,895	$72,049
Business and government	112,738	106,705
Bank	10,510	11,823

	197,143	190,577

Other
Derivative instruments market valuation	22,150	23,990
Acceptances	5,216	4,778
Obligations related to securities sold short	16,177	12,220
Obligations related to securities lent or sold under repurchase agreements	16,943	16,790
Non-controlling interests(2)	1,094	39
Other liabilities(2) (Note 10)	19,007	13,258

	80,587	71,075

Subordinated indebtedness (Note 5)	3,853	3,889

Preferred share liabilities (Notes 1, 6)	1,045	1,043

Shareholders’ equity
Preferred shares (Note 7)	2,381	1,783
Common shares (Note 7)	2,937	2,969
Contributed surplus	58	59
Foreign currency translation adjustments	(350)	(376)
Retained earnings	5,200	7,745

	10,226	12,180

	$292,854	$278,764

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(2)	Non-controlling interests have been reclassified from other liabilities.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2005	23

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended					For the nine months ended
	2005		2005		2004	2005	2004
Unaudited, $ millions	Jul. 31		Apr. 30		Jul. 31 (1)	Jul. 31	Jul. 31 (1)

Preferred shares
Balance at beginning of period	$2,375		$1,958		$1,650	$1,783	$1,650
Issue of preferred shares (Note 7)	10		427		133	730	133
Conversion of preferred shares (Note 7)	(4)		(10)		—	(132)	—

Balance at end of period	$2,381		$2,375		$1,783	$2,381	$1,783

Common shares
Balance at beginning of period	$2,943		$2,949		$3,020	$2,969	$2,950
Issue of common shares (Note 7)	58		29		8	122	127
Purchase of common shares for cancellation (Note 7)	(54)		(24)		(46)	(140)	(116)
Treasury shares	(10	)(2)	(11	)(2)	(33)	(14)	(12)

Balance at end of period	$2,937		$2,943		$2,949	$2,937	$2,949

Contributed surplus
Balance at beginning of period	$58		$59		$57	$59	$50
Stock option expense	2		2		2	6	8
Stock options exercised	(2)		(2)		—	(7)	(5)
Net (discount) premium on treasury shares	—		(1)		1	—	7

Balance at end of period	$58		$58		$60	$58	$60

Foreign currency translation adjustments
Balance at beginning of period	$(296)		$(327)		$(119)	$(376)	$(180)
Foreign exchange gains (losses) from investment in subsidiaries and other items	(448)		217		(515)	56	127
Foreign exchange (losses) gains from hedging activities	616		(294)		708	(57)	(182)
Income tax benefit (expense)	(222)		108		(265)	27	44

Balance at end of period	$(350)		$(296)		$(191)	$(350)	$(191)

Retained earnings
Balance at beginning of period, as previously reported	$7,780		$7,764		$7,805	$7,745	$7,607
Adjustment for change in accounting policy	—		—		—	10 (3)	—

Balance at beginning of period, as restated	7,780		7,764		7,805	7,755	7,607
Net (loss) income	(1,907)		440		596	(760)	1,689
Dividends
Preferred	(36)		(28)		(23)	(92)	(73)
Common	(228)		(221)		(212)	(675)	(572)
Premium on purchase of common shares for cancellation (Note 7)	(409)		(182)		(313)	(1,035)	(814)
Other	—		7		(4)	7	12

Balance at end of period	$5,200		$7,780		$7,849	$5,200	$7,849

Shareholders’ equity at end of period	$10,226		$12,860		$12,450	$10,226	$12,450

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(2)	Assets and liabilities in the form of CIBC common shares amounting to approximately $659 million as at July 31, 2005 (April 30, 2005: $655 million), held within certain compensation trusts, have been offset. Refer to Note 4 for more details.

(3)	Represents the effect of implementing the CICA Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” Refer to Note 1 for more details.
The accompanying notes are an integral part of these interim consolidated financial statements .

24	CIBC Third Quarter 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31 (1)	Jul. 31	Jul. 31 (1)

Cash flows provided by (used in) operating activities
Net (loss) income	$(1,907)	$440	$596	$(760)	$1,689
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities:
Provision for credit losses	199	159	91	536	453
Amortization of buildings, furniture, equipment and leasehold improvements	51	55	64	160	199
Amortization of intangible assets	3	3	4	9	12
Stock-based compensation	15	13	—	18	38
Restructuring reversal, net	—	—	—	—	(5)
Future income taxes	(238)	28	13	(107)	85
Investment securities (gains) losses, net	(152)	(37)	17	(221)	(84)
Gains on divestitures	—	—	—	(115)	—
(Gains) losses on disposal of land, buildings and equipment	(7)	—	(7)	(7)	6
Changes in operating assets and liabilities
Accrued interest receivable	57	(53)	57	66	230
Accrued interest payable	138	149	61	272	208
Amounts receivable on derivative contracts	213	1,091	3,115	2,174	2,007
Amounts payable on derivative contracts	597	(839)	(2,223)	(1,878)	(1,847)
Net change in trading securities	(1,181)	(3,593)	(2,901)	(6,542)	(3,341)
Current income taxes	78	27	133	26	(2,113)
Restructuring payments	—	—	(8)	—	(45)
Insurance proceeds received	—	—	—	—	11
Other, net	2,433	543	1,518	2,072	1,880

	299	(2,014)	530	(4,297)	(617)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	659	3,183	(2,617)	6,566	4,890
Obligations related to securities sold short	(53)	848	(1,402)	3,957	13
Net obligations related to securities lent or sold under repurchase agreements	2,528	(2,147)	(1,984)	153	(2,280)
Issue of subordinated indebtedness	—	—	750	—	750
Repurchase of subordinated indebtedness	(41)	—	(7)	(41)	(93)
Issue of preferred shares, net of conversions(2)	6	417	133	598	133
Issue of common shares	58	29	8	122	127
Purchase of common shares for cancellation	(463)	(206)	(359)	(1,175)	(930)
Net proceeds from treasury shares purchased/sold	(10)	(11)	(33)	(14)	(12)
Dividends	(264)	(249)	(235)	(767)	(645)
Other, net	(259)	155	6	127	(265)

	2,161	2,019	(5,740)	9,526	1,688

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(1,553)	129	2,962	(1,547)	(586)
Loans, net of repayments	(5,386)	(2,403)	(3,696)	(10,941)	(9,574)
Proceeds from securitizations	2,339	1,931	1,638	7,013	5,623
Purchase of investment securities	(669)	(1,920)	(2,746)	(4,990)	(9,573)
Proceeds from sale of investment securities	1,689	953	3,507	5,429	8,891
Proceeds from maturity of investment securities	1,464	369	1,203	2,101	2,754
Net securities borrowed or purchased under resale agreements	(182)	1,031	2,557	(2,410)	1,217
Proceeds from divestitures	—	—	—	347	—
Purchase of land, buildings and equipment	(37)	(88)	(66)	(214)	(157)
Proceeds from disposal of land, buildings and equipment	22	1	9	24	11

	(2,313)	3	5,368	(5,188)	(1,394)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(9)	4	(13)	2	3

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	138	12	145	43	(320)
Cash and non-interest-bearing deposits with banks at beginning of period	1,279	1,267	1,128	1,374	1,593

Cash and non-interest-bearing deposits with banks at end of period	$1,417	$1,279	$1,273	$1,417	$1,273

Cash interest paid	$1,524	$1,357	$1,131	$4,318	$3,441
Cash income taxes paid	$55	$120	$104	$434	$2,772

(1)	Certain comparative information has been reclassified due to adoption of amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004. Also in the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.

(2)	Includes issue of $10 million (Q2 2005: $27 million) Class A Series 29 Preferred Shares (consisting of $4 million (Q2 2005: $10 million) conversion of Class A Series 28 Preferred Shares and $6 million (Q2 2005: $17 million) in cash on exercise of Series 29 Purchase Warrants).
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2005	25

Notes To The Interim Consolidated Financial Statements (Unaudited)
1. Accounting policies
The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).
     These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2004, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004, as set out on pages 104 to 155 of the 2004 Annual Accountability Report. Additional application of policies and disclosures are detailed as follows:
Variable interest entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a variable interest entity (VIE) and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. Additional considerations regarding the guideline are detailed in Note 4.
Liabilities and equity
On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statements of income. The impact of the change is detailed below:
CONSOLIDATED BALANCE SHEETS

	2005	2004
Unaudited, $ millions, as at	Jul. 31	Oct. 31

Increase in preferred share liabilities	$1,045	$1,043
Decrease in preferred shares included within shareholders’ equity	$(1,045)	$(1,043)

CONSOLIDATED STATEMENTS OF INCOME AND CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Increase in interest expense	$15	$14	$24	$43	$71
Decrease in net income	15	14	24	43	71

Decrease in preferred share dividends	15	14	24	43	71
Decrease in preferred share premiums	—	—	—	—	—

Impact on net income applicable to common shareholders	$—	$—	$—	$—	$—

Impact of EPS (basic and diluted)	$—	$—	$—	$—	$—

2. Disposition
On December 1, 2004, we sold Juniper Financial Corp. (Juniper), a U.S. credit card company, to Barclays Bank PLC for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which is included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper and Juniper’s senior management owned the remaining 2%. The sale will not have a significant impact on our ongoing results of operations.

26	CIBC Third Quarter 2005

3. Allowance for credit losses

	July 31, 2005			April 30, 2005			July 31, 2004
$ millions,	Specific	General	Total	Specific	General	Total	Specific	General	Total
for the three months ended	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$709	$1,025	$1,734	$773	$1,025	$1,798	$892	$1,100	$1,992
Provision for credit losses	199	—	199	159	—	159	141	(50)	91
Write-offs	(229)	—	(229)	(258)	—	(258)	(276)	—	(276)
Recoveries	24	—	24	30	—	30	78	—	78
Foreign exchange and			—
other adjustments	(13)	—	(13)	5	—	5	(5)	—	(5)

Balance at end of period	$690	$1,025	$1,715	$709	$1,025	$1,734	$830	$1,050	$1,880

Comprised of:
Loans	$688	$1,025	$1,713	$707	$1,025	$1,732	$829	$1,050	$1,879
Letters of credit(1)	2	—	2	2	—	2	1	—	1

	July 31, 2005			July 31, 2004
$ millions,	Specific	General	Total	Specific	General	Total
for the nine months ended	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$803	$1,025	$1,828	$856	$1,100	$1,956
Provision for credit losses	536	—	536	503	(50)	453
Write-offs	(722)	—	(722)	(699)	—	(699)
Recoveries	91	—	91	172	—	172
Foreign exchange and other adjustments	(18)	—	(18)	(2)	—	(2)

Balance at end of period	$690	$1,025	$1,715	$830	$1,050	$1,880

Comprised of:
Loans	$688	$1,025	$1,713	$829	$1,050	$1,879
Letters of credit(1)	2	—	2	1	—	1

(1)	Allowance on letters of credit is included in other liabilities.
4. Securitizations and variable interest entities
Securitizations
Residential mortgages
We securitize residential mortgages through the creation of mortgage-backed securities. The net gain on sale is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. There are no expected credit losses as the mortgages are guaranteed. The following table summarizes our securitization activity:

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Securitized	$1,914	$1,930	$2,122	$6,685	$6,197
Sold	2,052	1,391	1,578	6,201	5,529
Net cash proceeds	2,044	1,388	1,572	6,175	5,500
Retained interest	44	26	30	140	122
Gain on sale, net of transaction costs	11	9	14	20	38

Assumptions:
Prepayment rate	12.0 - 39.0%	12.0 - 39.0%	12.0 - 39.0%	12.0 - 39.0%	12.0 - 40.0%
Discount rate	2.6 - 3.4%	2.6 - 3.9%	2.8 - 4.6%	2.6 - 4.2%	2.5 - 4.6%
Expected credit losses	n/a	n/a	n/a	n/a	n/a

n/a not applicable as these mortgages are guaranteed.

CIBC Third Quarter 2005	27

Credit cards
We securitize credit card receivables through a trust that issues securities. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. The following table summarizes our securitization activity:

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31 (1)	Apr. 30 (1)	Jul. 31	Jul. 31 (1)	Jul. 31

Securitized and sold	$295	$543	$66	$838	$122
Net cash proceeds	295	543	66	838	123
Retained interest	3	4	— (2)	7	— (2)
Gain on sale	3	4	— (2)	7	— (2)

Assumptions:
Prepayment rate (monthly)	43.6%	44.3%	24.5%	44.3 - 43.6%	23.4 - 24.5%
Discount rate	9.0%	9.0%	12.0%	9.0%	12.0%
Expected credit losses	3.7%	3.7%	6.9%	3.7%	6.8 - 6.9%

(1)	We purchased $35 million of subordinated notes issued by the trust at par (Q2/05: $43 million; for the nine months ended July 31, 2005: $78 million).

(2)	Not significant.
Variable interest entities
As explained in Note 1, on November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities.” We are considered the primary beneficiary of certain VIEs with total assets of approximately $2.7 billion at July 31, 2005. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion. The assets that support the obligations of the consolidated VIEs comprise residential mortgages of $1.2 billion and trading securities of $1.3 billion. These trading securities include $924 million relating to investment vehicles, managed by certain of our employees, that make private equity investments, and $359 million relating to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles. Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     We are considered the primary beneficiary of certain compensation trusts with assets of approximately $659 million at July 31, 2005. However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the common shares section of the consolidated balance sheet.
VIEs that are not consolidated
We have significant variable interests in VIEs that are not consolidated because we are not considered the primary beneficiary. We may provide these VIEs liquidity facilities, hold their notes, and act as counterparty to derivative contracts.
     These VIEs include several multi-seller conduits in Canada which we administer, and collateralized debt obligations (CDOs) for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors. At July 31, 2005, these VIEs had assets of approximately $18.6 billion.
     Our maximum exposure to loss as a result of our involvement with these VIEs was approximately $14.8 billion at July 31, 2005. For this purpose, maximum exposure to loss represents the notional amounts of liquidity facilities and the carrying value of our investments in these VIEs. Actual losses that may arise in respect of this exposure are not expected to be material. The exposures are monitored and managed as part of our risk management processes.
     Our current exposure under derivative transactions with VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.
     We continue to monitor developments that may affect our current interpretation of AcG-15.
5. Subordinated indebtedness
On May 12, 2005, our 8.55% Debentures due May 12, 2005, matured for their outstanding principal amount of $1 million. The 8.55% Debentures were initially issued in 1995 for $70 million, and on May 12, 2001, $69 million was converted to 8.55% Deposit Notes due May 12, 2005, which also matured on that date.
     In June 2005, we repurchased for cancellation US$16 million of our Floating Rate Debenture Notes due 2084 and US$16 million of our Floating Rate Subordinated Capital Debentures due 2085.
     Subsequent to the quarter end, on August 22, 2005, our 8.65% Debentures due August 22, 2005, matured for their outstanding principal amount of $24 million. The 8.65% Debentures were initially issued in 1995 for $200 million, and on August 22, 2001, $176 million was converted to 8.65% Deposit Notes due August 22, 2005, which also matured on that date.

28	CIBC Third Quarter 2005

6. Preferred share liabilities
As stated in Note 1, on November 1, 2004, certain preferred shares were reclassified as liabilities pursuant to adoption of the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” Prior period information was also reclassified.
PREFERRED SHARE LIABILITIES

	July 31, 2005		October 31, 2004
	Shares outstanding		Shares outstanding
As at	No. of shares	$ millions	No. of shares	$ millions

Class A Preferred Shares(1)
Series 19	8,000,000	$200	8,000,000	$200
Series 20	4,000,000	122	4,000,000	121
Series 21(2)	8,000,000	200	8,000,000	200
Series 22(3)	4,000,000	123	4,000,000	122
Series 23	16,000,000	400	16,000,000	400

		$1,045		$1,043

(1)	The rights and privileges of Class A Preferred Shares and the restrictions on payment of dividends are described in Note 13 to the 2004 consolidated financial statements.

(2)	Subsequent to the quarter-end, on August 2, 2005, redeemed at a price of $26.00 per share including a redemption premium of $1.00 per share, for an aggregate consideration of $208 million.

(3)	Subsequent to the quarter-end, on August 2, 2005, redeemed at a price of US$26.00 per share including a redemption premium of US$1.00 per share, for an aggregate consideration of US$104 million.
7. Share capital
On December 22, 2004, the Toronto Stock Exchange (TSX) accepted our notice of intention to renew our normal course issuer bid. Purchases under the new bid commenced on December 24, 2004 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2005. Under this bid, we are permitted to purchase for cancellation from time to time up to 17 million common shares. On August 2, 2005, concurrent with our Enron settlement as discussed in Note 10, we announced our intention not to make further purchases as part of the issuer bid until our Tier 1 capital ratio returns to our objective of 8.5% or higher.
     During the quarter, we repurchased and cancelled approximately 6.2 million common shares at an average price of $75.29, representing an aggregate consideration of $463 million (for the nine months ended July 31, 2005: 16.2 million common shares at an average price $72.64, representing an aggregate consideration of $1.2 billion).
     During the quarter, we issued approximately 1.3 million common shares for $58 million (for the nine months ended July 31, 2005: 2.6 million common shares for $122 million), pursuant to stock option plans.
     Over the course of the year, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Series 28 Preferred Shares was correspondingly reduced by $132 million.
     On March 10, 2005, we issued 16 million 4.80% Non-cumulative Class A Series 30 Preferred Shares, at a price of $25.00 per share, for a total consideration of $400 million.
Restrictions on the payment of dividends
Section 79 of the Bank Act prohibits us from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by us in that year would exceed the aggregate of our net income up to that day in that year and our retained net income, as defined by OSFI, for the preceding two financial years.
     Subsequent to the quarter-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ended October 31, 2005.

CIBC Third Quarter 2005	29

OUTSTANDING SHARES

	July 31, 2005			October 31, 2004
	Shares outstanding			Shares outstanding
As at	No. of shares	$ millions		No. of shares	$ millions

Class A Preferred Shares(1)
Series 18	12,000,000	$300		12,000,000	$300
Series 24	16,000,000	400		16,000,000	400
Series 25	16,000,000	400		16,000,000	400
Series 26	10,000,000	250		10,000,000	250
Series 27	12,000,000	300		12,000,000	300
Series 28	17,658	—	(2)	13,250,000	133
Series 29	13,232,342	331		—	—
Series 30	16,000,000	400		—	—

		$2,381			$1,783

Common shares	333,724,284	$2,937		347,488,472	$2,969

Stock options outstanding	11,181,303			13,424,875

(1)	The rights and privileges of Class A Preferred Shares and the restrictions on payment of dividends are described in Note 13 to the 2004 consolidated financial statements.

(2)	Due to rounding.
8. Employee future benefit expenses
Pension and other employee future benefit plan expenses are recorded as follows:

	For the three months ended			For the nine months ended
	2005	2005	2004	2005	2004
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Defined benefit plan expense
Pension benefit plans	$48	$40	$39	$125	$117
Other benefit plans	19	14	18	50	66

	$67	$54	$57	$175	$183

Defined contribution plan expense
CIBC’s pension plans	$3	$5	$3	$12	$12
Government pension plans	19	22	17	63	61

	$22	$27	$20	$75	$73

30	CIBC Third Quarter 2005

9. Earnings (loss) per share

	For the three months ended				For the nine months ended
	2005	2005	2004		2005	2004
$ millions (except share and per share amounts)	Jul. 31	Apr. 30	Jul. 31	(1)	Jul. 31	Jul. 31	(1)

Basic EPS
Net (loss) income	$(1,907)	$440	$596		$(760)	$1,689
Preferred share dividends	(36)	(28)	(23)		(92)	(73)

Net (loss) income applicable to common shares	$(1,943)	$412	$573		$(852)	$1,616

Weighted-average common shares outstanding (thousands)	336,486	340,461	354,003		341,079	357,954

Basic EPS	$(5.77)	$1.21	$1.62		$(2.50)	$4.51

Diluted EPS
Net (loss) income applicable to common shares	$(1,943)	$412	$573		$(852)	$1,616

Weighted-average common shares outstanding (thousands)	336,486	340,461	354,003		341,079	357,954
Add: stock options potentially exercisable(2) (thousands)	3,639	3,828	3,738		3,799	4,046

Weighted-average diluted common shares outstanding(3) (thousands)	340,125	344,289	357,741		344,878	362,000

Diluted EPS(4)	$(5.77)	$1.20	$1.60		$(2.50)	$4.46

(1)	Certain comparative information has been restated due to adoption of amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004.

(2)	Excludes average options outstanding of 675,671 with a weighted-average exercise price of $73.10; and average options outstanding of 8,628 with a weighted-average exercise price of $69.06 for the three months ended April 30, 2005 and July 31, 2004, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. There were no average options outstanding for the three months ended July 31, 2005 whose exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 225,555 with a weighted-average exercise price of $37.60 and average options outstanding of 259,778 with a weighted-average exercise price of $37.60 for the three months ended April 30, 2005 and July 31, 2004, respectively, as these options are performance-based and the vesting criteria for these options had not been achieved.

(3)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(4)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive, therefore basic and diluted earnings (loss) per share are the same.
10. Contingencies
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
Hedge funds
During the quarter, CIBC reached settlements with the U.S. Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General (NYAG) regarding their investigations relating to financing and brokerage services provided by CIBC to certain hedge funds that engaged in mutual fund market timing. Pursuant to those settlements, without admitting or denying liability, CIBC agreed to pay a fine of US$25 million and to disgorge US$100 million, all of which will be distributed to the affected parties. In the second quarter of 2005, we increased our accrual by $75 million to $125 million. During this quarter, we further increased the accrual and recognized an expense of $33 million ($19 million after-tax) to cover the settlements. In addition, based on the final settlements, we recorded a $39 million reduction in income tax expense. This was to reflect the expected tax deductibility of the amounts accrued in prior quarters. The provisions and related income tax benefits were allocated equally to CIBC Wealth Management and CIBC World Markets.
     In addition, two CIBC subsidiaries and a former employee are named as defendants in a consolidated class action, brought on behalf of certain alleged affected parties who were shareholders of several families of mutual funds, claiming that CIBC knew or recklessly disregarded the fact that the hedge fund clients it financed were engaging in

CIBC Third Quarter 2005	31

deceptive market timing and late trading of mutual fund shares.
Enron
Subsequent to the quarter-end, in early August 2005, certain Enron litigation matters facing CIBC, Newby, et al. v. Enron Corp., et al., and the so called Megaclaims bankruptcy court action, were settled, both subject to court approval. To settle Newby, CIBC agreed to pay US$2.4 billion. To settle the Megaclaims action, CIBC agreed to pay US$250 million, and in exchange for US$24 million, Enron will allow the inclusion of approximately US$81 million in claims filed against the Enron bankruptcy estate and CIBC will agree to subordinate approximately US$42 million in other claims, which have been written off in prior periods.
     CIBC is a defendant in a number of remaining Enron-related actions. In the third quarter we recorded a provision (included within other non-interest expenses in the consolidated statements of income) of $2.83 billion pre-tax, ($2.53 billion after-tax) to increase our liability (included within other liabilities on the consolidated balance sheets) to cover the settlements and to reserve against the remaining Enron matters; provisions to date take into account expected insurance recoveries. We have recorded tax benefits, based on our current estimate of the most likely outcome, of approximately $300 million relating to the current quarter provision. There is significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements; accordingly, we have recognized the expected minimum tax benefits.
11. Segmented information
CIBC has three strategic business lines: CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business lines are supported by five functional groups — Administration; Corporate Development; Finance; Technology and Operations; and Treasury, Balance Sheet and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     On April 11, 2005, we announced a new organizational structure that combines parts of CIBC Wealth Management, including Imperial Service, Private Wealth Management and the GIC product line with CIBC Retail Markets. The way in which we report our business lines has not changed in the current quarter. We are currently finalizing our future reporting format and expect to begin reporting in that format in the fourth quarter of 2005.

32	CIBC Third Quarter 2005

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Management	Markets	and Other	Total

Jul. 31, 2005	Net interest income	$998	$121	$37	$63	$1,219
	Non-interest income	537	418	838	139	1,932
	Intersegment revenue(1)	(164)	111	54	(1)	—

	Total revenue	1,371	650	929	201	3,151
	Provision for credit losses	180	5	13	1	199
	Amortization(2)	16	4	6	27	53
	Other non-interest expenses	757	502	3,417	121	4,797

	Income (loss) before income taxes and non-controlling interests	418	139	(2,507)	52	(1,898)
	Income taxes	132	21	(260)	1	(106)
	Non-controlling interests	—	—	40	75	115

	Net income (loss)	$286	$118	$(2,287)	$(24)	$(1,907)

	Average assets(3)	$166,281	$20,595	$104,787	$473	$292,136

Apr. 30, 2005	Net interest income	$948	$119	$99	$58	$1,224
	Non-interest income	516	442	588	50	1,596
	Intersegment revenue(1)	(156)	102	55	(1)	—

	Total revenue	1,308	663	742	107	2,820
	Provision for credit losses	162	7	(9)	(1)	159
	Amortization(2)	18	5	6	29	58
	Other non-interest expenses	741	518	585	130	1,974

	Income (loss) before income taxes and
	non-controlling interests	387	133	160	(51)	629
	Income taxes	124	55	22	(25)	176
	Non-controlling interests	—	—	23	(10)	13

	Net income (loss)	$263	$78	$115	$(16)	$440

	Average assets(3)	$165,278	$20,310	$101,659	$555	$287,802

Jul. 31, 2004(4)	Net interest income	$1,004	$112	$148	$56	$1,320
	Non-interest income	484	388	634	80	1,586
	Intersegment revenue(1)	(163)	109	54	—	—

	Total revenue	1,325	609	836	136	2,906
	Provision for credit losses	202	8	(74)	(45)	91
	Amortization(2)	30	5	7	27	69
	Other non-interest expenses	718	441	593	147	1,899

	Income before income taxes and
	non-controlling interests	375	155	310	7	847
	Income taxes	128	51	57	14	250
	Non-controlling interests	—	—	—	1	1

	Net income (loss)	$247	$104	$253	$(8)	$596

	Average assets(3)	$161,273	$19,816	$97,220	$699	$279,008

CIBC Third Quarter 2005	33

RESULTS BY BUSINESS LINE

		CIBC	CIBC	CIBC
		Retail	Wealth	World	Corporate	CIBC
$ millions, for the nine months ended		Markets	Management	Markets	and Other	Total

Jul. 31, 2005	Net interest income	$2,950	$364	$273	$178	$3,765
	Non-interest income	1,670	1,279	1,982	354	5,285
	Intersegment revenue(1)	(486)	323	165	(2)	—

	Total revenue	4,134	1,966	2,420	530	9,050
	Provision for credit losses	527	21	(13)	1	536
	Amortization(2)	53	14	18	84	169
	Other non-interest expenses	2,250	1,489	4,541	334	8,614

	Income (loss) before income taxes and non-controlling interests	1,304	442	(2,126)	111	(269)
	Income taxes	391	132	(192)	22	353
	Non-controlling interests	—	—	65	73	138

	Net income (loss)	$913	$310	$(1,999)	$16	$(760)

	Average assets(3)	$165,270	$20,221	$103,416	$519	$289,426

Jul. 31, 2004(4)	Net interest income	$2,999	$364	$424	$184	$3,971
	Non-interest income	1,363	1,203	2,123	214	4,903
	Intersegment revenue(1)	(472)	315	159	(2)	—

	Total revenue	3,890	1,882	2,706	396	8,874
	Provision for credit losses	563	20	(98)	(32)	453
	Amortization(2)	88	15	19	89	211
	Other non-interest expenses	2,148	1,399	1,846	381	5,774

	Income (loss) before income taxes and non-controlling interests	1,091	448	939	(42)	2,436
	Income taxes	368	158	245	(27)	744
	Non-controlling interests	—	—	—	3	3

	Net income (loss)	$723	$290	$694	$(18)	$1,689

	Average assets(3)	$160,974	$19,949	$99,935	$716	$281,574

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(4)	Certain comparative information has been restated due to adoption of amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation,” on November 1, 2004. Also in the fourth quarter of 2004, we reclassified equity-accounted investments from investment securities to other assets. This realignment has also resulted in the reclassification of related income statement items.
12. Future accounting changes
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held-to-maturity, which should be measured at amortized cost. Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.
     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset

34	CIBC Third Quarter 2005

in earnings against the changes in fair value, attributed to the risk being hedged in the hedged asset, liability or firm commitment. For cash flow hedges and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge, and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.
     Other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
     We are currently evaluating the impact of adopting these standards.
13. Prior period information
Certain prior period amounts have been reclassified to conform to the presentation in the current period.

CIBC Third Quarter 2005	35

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8306, fax 416-980-5028, or e-mail: alison.rampersad@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on Wednesday, August 24, 2005 at 2:00 p.m. (EDT). The call will be available in English (416-340-2216 in Toronto, or toll-free 1-866-898-9626 throughout the rest of North America) and French (514-868-2590, or toll-free 1-866-540-8136).
A telephone replay of the conference call will be available in English and French from approximately 5:00 p.m. (EDT) on August 24, 2005 until midnight September 7, 2005. To access the replay in English, call 1-800-408-3053, passcode 3158457#. To access the call in French, call 1-800-408-3053, passcode 3158458#.
Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Wednesday, August 24, 2005 at 2:00 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact the Corporate Secretary at 416-980-3096, or fax 416-980-7012.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

May 2/05	$75.21
June 1/05	$72.72
July 04/05	$75.94
July 28/05		$80.94

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com